TAHOE ANNOUNCES RESULTS OF LA ARENA II PRELIMINARY ECONOMIC ASSESSMENT

VANCOUVER, British Columbia – February 20, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) is pleased to announce the results of its preliminary economic assessment for La Arena II, a copper-gold porphyry project in Peru. Tahoe expects to continue its evaluation of La Arena II with the intent of advancing it to the prefeasibility or feasibility stage. The timeline and estimated capital required to advance the project to the next stage are under review. The project will be evaluated in the context of existing operations and pipeline opportunities with the intention of progressing it responsibly in order to maximize value for Tahoe’s shareholders.

La Arena II PEA Highlights:

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Total Measured and Indicated Mineral Resources of 5.6 million ounces of gold and 5.8 billion pounds of copper and Inferred Mineral Resources total 683 thousand ounces of gold and 349 million pounds of copper

•	21 year mine life
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Average annual production of 149 thousand ounces of gold and 207 million pounds of copper, plus an additional 226 thousand ounces of gold and 115 million pounds of copper recovered over a two year pre- production period

•	Total gold and copper recovered in doré and concentrate over the mine life is estimated to be 3.4 million ounces of gold and 4.5 billion pounds of copper
•	Open pit mining rate of 80,000 tonnes of mill feed per day, with flotation processing to create a high-quality copper+gold concentrate, with run-of-mine heap leaching of oxide gold cap
•	Capital costs estimated at $1.36 billion for initial project capital (net of pre-production operating credit) and $1.09 billion for sustaining capital over the mine life
•	Average annual after-tax cash flow of $273 million
•	Average co-product cost of $600 per ounce gold and $1.55 per pound copper (1). Average annual cash operating costs are $395 million. Total operating cost is $12.87 per tonne processed
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The base case economic estimate is an after tax net present value of $824 million, using a 8% discount rate, and an after-tax internal rate of return of 14.7% with a payback period of 4.6 years at metal prices of $3.30/lb copper and $1,300/oz gold

•	Drilling at depth demonstrates the continuation of mineralization below the bottom of the resource pit shell at similar grades
•	Existing infrastructure synergies between at La Arena and La Arena II include skilled workforce, power line, and roads
(1)	Please refer to “Non-GAAP Financial Measures” in this press release

Mineral Resources as of January 1, 2018 for the La Arena II project are summarized as follows:

LA ARENA II MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	-	51	-
	Indicated	43.2	0.28	-	388	-
	Measured + Indicated	49.1	0.28	-	440	-
	Inferred	41.3	0.26	-	349	-
Sulfide	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Measured + Indicated	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0.21	0.31	344	349

(1)	Totals may not sum due to rounding
(2)

Mineral Resources are reported within a $4.00/lb copper and $1,500/oz gold pit shell using cut-off grades of 0.10 g/t gold for oxide Mineral Resources and 0.18% copper-equivalent for sulfide Mineral Resources

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The 2018 La Arena II PEA supersedes the 2015 feasibility study. The prior feasibility study considered a small capital-constrained project with restrictive financial hurdles. The resulting Mineral Reserve estimate presented in the prior study represented only a small portion of the total Mineral Resources. Tahoe’s PEA includes new exploration drilling results and re-evaluates the La Arena copper-gold porphyry project in the context of a long-term copper-gold project designed to world standards.

The prior study included Probable Mineral Reserves of 63.1 million tonnes at average grades of 0.43% copper and 0.31 g/t gold containing 579 million pounds of copper and 633 thousand ounces of gold. There are no Mineral Reserves reported in the 2018 PEA as the scope of the project has changed significantly with new exploration results, a refined geologic model, an updated Mineral Resource estimate, increased mining and processing rates, modified processing scheme, and the use of alternative tailings disposal facilities. While a portion of the data generated for the 2015 feasibility study provided support for some of the assumptions incorporated into the 2018 PEA, much of the mining, processing, geotechnical, hydrological, social, and capital and operating cost parameters used in the 2015 study are no longer applicable to the project as envisioned in the 2018 PEA.

For more information, please refer to the new NI 43-101 technical report for the La Arena property, Technical Report on the La Arena Project, Peru, which includes an update of the existing La Arena Mine oxide gold heap leach operation and a PEA of the La Arena II copper-gold porphyry project. The technical report is available on the Company’s website at www.tahoeresources.com/operations/la-arena-mine/ and on SEDAR at www.sedar.com (and Edgar www.sec.gov).

NI 43-101 required disclosure: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Technical Disclosure

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Resources or Mineral Reserves. The Mineral Resource and Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine and the Mineral Resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

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CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESOURCES AND RESERVES

The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this press release containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NON-GAAP FINANCIAL MEASURES

The Company has certain non-GAAP financial measures in this document which include total cash costs and total cash costs on a co-product basis. These measures are not defined under IFRS and should not be considered in isolation. The La Arena II project is expected to produce both gold and copper, neither of which comprises more than 80% of the revenues of the project. The Company believes that these measures may provide investors and analysts with useful information about the project and provide a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

In the La Arena II PEA and in this press release, total cash costs are presented on a co-product basis to remove the impact of by-product credits. Costs directly attributable to each metal (i.e. refining costs and heap leaching) are assigned to the metal. As per the La Arena II PEA, all other costs have been allocated based on the percentage of total revenue and are calculated based on the following assumptions for post commercial production costs and revenues as follows:

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$ millions	Gold	Copper	Total
Revenue	$ 3,869	$ 13,854	$ 17,723
% of Revenue	22%	78%	100%
Mining & Stockpile	$ 554	$ 1,983	$ 2,537
Concentrator	$ 734	$ 2,628	$ 3,362
General Administration	$ 128	$ 458	$ 586
Transportation	$ 140	$ 500	$ 639
Treatment Charges	$ 159	$ 570	$ 729
Gold Heap Leach	$ 54	$ -	$ 54
Gold Refining	$ 18	$ -	$ 18
Copper Refining	$ -	$ 378	$ 378
Total Cash Cost	$ 1,786	$ 6,516	$ 8,302
Gold production (oz)	2,976,173	-	2,976,173
Copper Production (lb)	-	4,198,205,654	4,198,205,654
Co-product Total Cash Cost per Ounce / Pound	$ 600	$ 1.55

(1)	Numbers may not calculate due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: the price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; the expectation of meeting production targets; cash flows; costs of production; and net present values associated with the project.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II project; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

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Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see the Company’s Management Discussion & Analysis and Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

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